                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
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                                 Schedule 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

--------------------------------------------------------------------------------
                      KRUPP CASH PLUS LIMITED PARTNERSHIP
                           (Name of Subject Company)

                            KRESCENT PARTNERS L.L.C.
                            AP-GP PROM PARTNERS INC.
                           AMERICAN HOLDINGS I, L.P.
                          AMERICAN HOLDINGS I-GP, INC.
                       AMERICAN PROPERTY INVESTORS, INC.
                                   (Bidders)

                              DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                  501112 10 6
                     (CUSIP Number of Class of Securities)

--------------------------------------------------------------------------------
                              W. Edward Scheetz
                            Krescent Partners L.L.C.
                    1301 Avenue of the Americas, 38th Floor
                              New York, NY  10019

                                   Copies to:

       Peter M. Fass                                  Bonnie D. Podolsky
       Steven L. Lichtenfeld                          Gordon Altman Butowsky
       Battle Fowler LLP                                Weitzen Shalov & Wein
       75 East 55th Street                            114 West 47th Street
       New York, NY  10022                            New York, NY  10036
       (212) 856-7000                                 (212) 626-0800


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          Calculation of Filing Fee
--------------------------------------------------------------------------------
       Transaction                                              Amount of
       Valuation*                                               Filing Fee
---------------------                                    ---------------------
       $5,965,092.00                                           $1,193.02
-------------------------------------------------------------------------------

        *For purposes of calculating the filing fee only. This amount assumes the purchase of 994,182 Depositary Receipts representing Units of the subject company for $6.00 per Unit in cash.

{ x } Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                 $1,193.02
Form or registration no.:               Schedule 14D-1
Filing parties:                         Krescent Partners L.L.C.
                                        AP-GP Prom Partners Inc.
                                        American Holdings I, L.P.
                                        American Holdings I-GP, Inc.
                                        American Property Investors, Inc.
Date filed:                             January 24, 1997

                       (Continued on following pages)
                             (Page 1 of 9 pages)

Cusip No.:  501112 10 6               14D-1                          Page 2 of 9





--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       KRESCENT PARTNERS L.L.C.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                         (a) { }
                                                                         (b) {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5,072.3 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       OO

Cusip No.:  501112 10 6               14D-1                          Page 3 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AP-GP PROM PARTNERS INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       5,072.3 Depositary Receipts

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       Less than 1%

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501112 10 6               14D-1                          Page 4 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I, L.P.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       AF; WC

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       N/A

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       N/A

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       PN

Cusip No.:  501112 10 6               14D-1                          Page 5 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN HOLDINGS I-GP, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       N/A

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       N/A

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

Cusip No.:  501112 10 6               14D-1                          Page 6 of 9



--------------------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       AMERICAN PROPERTY INVESTORS, INC.


--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}

--------------------------------------------------------------------------------
3.     SEC Use Only



--------------------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

       OO

--------------------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is Required
       Pursuant to Item 2(e) or 2(f)
                                                                             [ ]

--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Delaware


--------------------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting Person

       N/A

--------------------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)
                                                                             [ ]

--------------------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

       N/A

--------------------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

       CO

                       AMENDMENT NO. 1 TO SCHEDULE 14D-1

       This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Krescent Partners L.L.C., a Delaware limited liability company ("Krescent"), and American Holdings I, L.P., a Delaware limited partnership ("AHI" and together with Krescent, the "Purchasers"), with the Securities and Exchange Commission on January 24, 1997, relating to the tender offer by the Purchasers to purchase up to 994,182 issued and outstanding Depositary Receipts representing Units (the "Units") of Krupp Cash Plus Limited Partnership, a Massachusetts limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 10.      ADDITIONAL INFORMATION.

       Item 10(f) is hereby supplemented and amended as follows:

       The information set forth in the press release dated February 25, 1997, a copy of which is attached hereto as Exhibit (a)(4), is incorporated herein in its entirety by reference.

       Item 10(f) is hereby further supplemented and amended to amend and restate the third full paragraph of page 18 of the Offer to Purchase as follows:

              Longacre Corp., an affiliate of AHI ("Longacre"), owns 745.5 Units, which represents less than 1% of the number of Units outstanding as reported in the Form 10-K (the most recently available filing containing such information); such Units are indirectly beneficially owned by Mr. Icahn. These Units were acquired in auction transactions through the Chicago Partnership Board between January and March 1996.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

       Item 11 is hereby supplemented and amended by adding the following, a copy of which is attached hereto as an exhibit:

       99.(a)(4) Press Release dated February 25, 1997.

                                   SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 25, 1997



                                KRESCENT PARTNERS L.L.C.

                                By:    AP-GP Prom Partners Inc., its
                                       managing member


                                       By:     /s/ Michael D. Weiner
                                              -----------------------------
                                              Name: Michael D. Weiner
                                              Title: Vice President

                                AP-GP PROM PARTNERS INC.


                                By:     /s/ Michael D. Weiner
                                       ------------------------------------
                                         Name: Michael D. Weiner
                                         Title: Vice President


                                AMERICAN HOLDINGS I, L.P.

                                By:    American Holdings I-GP, its
                                       general partner


                                       By:     /s/ Henry J. Gerard
                                              -----------------------------
                                              Name: Henry J. Gerard
                                              Title: Vice President


                                AMERICAN HOLDINGS I-GP, INC.


                                By:     /s/ Henry J. Gerard
                                       ------------------------------------
                                       Name: Henry J. Gerard
                                       Title: Vice President


                                AMERICAN PROPERTY INVESTORS, INC.


                                By:     /s/ John P. Saldarelli
                                       ------------------------------------
                                       Name: John P. Saldarelli
                                       Title: Vice President

                                 EXHIBIT INDEX





EXHIBIT
NO.                TITLE
---                -----
99.(a)(4)     Press Release dated February 25, 1997